UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2005
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

NCL Corporation Ltd.
Index to Quarterly Financial Report

NCL Corporation Ltd.
Consolidated Statements of Operations
(Unaudited, Dollars in Thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Revenues
Passenger ticket revenues	$307,014	$368,204	$743,912	$880,107
Onboard and other revenues	103,892	127,114	258,759	322,385

Total revenues	410,906	495,318	1,002,671	1,202,492

Operating expenses
Commissions, transportation and other	74,609	96,081	182,225	219,182
Onboard and other	41,834	45,024	92,207	106,155
Payroll and related	66,023	86,130	177,162	230,677
Food	22,301	25,839	59,261	69,020
Ship charter costs	7,928	7,032	14,490	21,993
Other operating	70,964	87,892	193,830	226,121

Total operating expenses	283,659	347,998	719,175	873,148

Marketing, general and administrative expenses	48,922	58,761	153,758	171,433
Depreciation and amortization	20,444	28,000	66,412	73,732

Total expenses	353,025	434,759	939,345	1,118,313

Operating income	57,881	60,559	63,326	84,179

Non-operating income (expense)
Interest income	376	1,602	1,029	3,772
Interest expense, net of capitalized interest	(16,523)	(25,192)	(34,289)	(59,240)
Other (expense) income	(1,413)	(413)	(1,040)	19,212

Total non-operating expense	(17,560)	(24,003)	(34,300)	(36,256)

Net income	$40,321	$36,556	$29,026	$47,923

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Balance Sheets
(Dollars in Thousands, Except Share Data)

	December 31,	September 30,
	2004	2005
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$172,424	$251,478
Restricted cash	28,520	47,077
Accounts receivable, net	10,806	10,768
Note from Parent	12,325	12,325
Consumable inventories	33,363	44,540
Prepaid expenses and others	20,683	33,234
Deferred drydocking costs	13,497	16,121

Total current assets	291,618	415,543
Property and equipment, net	2,499,790	2,967,232
Deferred drydocking costs	6,943	5,591
Goodwill	392,600	400,254
Tradenames	218,538	218,538
Other assets	75,497	73,324

Total assets	$3,484,986	$4,080,482

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$86,198	$132,654
Accounts payable	69,875	63,910
Accrued expenses and other liabilities	113,466	147,121
Amount due to Parent	1,273	3,105
Advance ticket sales	230,601	284,797

Total current liabilities	501,413	631,587
Long-term debt	1,604,331	2,015,101
Other long-term liabilities	5,734	4,974

Total liabilities	2,111,478	2,651,662

Commitments and contingencies (Note 4)

Shareholder’s equity:
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,491,623	1,498,898
Unamortized stock option expense	(779)	(665)
Accumulated deficit	(117,348)	(69,425)

Total shareholder’s equity	1,373,508	1,428,820

Total liabilities and shareholder’s equity	$3,484,986	$4,080,482

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Cash Flows
(Unaudited, Dollars in Thousands)

	Nine months ended
	September 30,
	2004	2005
Cash flows from operating activities:
Net income	$29,026	$47,923
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,412	73,732
Gain on translation of debt	—	(21,843)
Other	115	256
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(7,107)	38
Increase in consumable inventories	(10,596)	(11,177)
Decrease (increase) in prepaid expenses and other assets	8,561	(9,426)
Increase in deferred drydocking costs	(16,648)	(14,298)
Decrease in accounts payable	(35,001)	(5,965)
Increase in accrued expenses and other liabilities	24,697	31,913
Increase in advance ticket sales	36,921	54,196

Net cash provided by operating activities	96,380	145,349

Cash flows from investing activities:
Capital expenditures	(601,200)	(518,035)
Increase (decrease) in restricted cash	1,327	(18,557)

Net cash used in investing activities	(599,873)	(536,592)

Cash flows from financing activities:
Principal repayments on long-term debt	(494,115)	(124,612)
Proceeds from debt	927,080	594,924
Proceeds from advances from Parent	11,550	1,832
Contribution from Parent	—	461
Payment of debt issuance costs	(36,742)	(2,308)

Net cash provided by financing activities	407,773	470,297

Net (decrease) increase in cash and cash equivalents	(95,720)	79,054
Cash and cash equivalents:
Beginning of period	199,141	172,424

End of period	$103,421	$251,478

Non-cash transaction
During the nine months ended September 30, 2005, the Company recorded $7.7 million in additional goodwill with a corresponding increase of $6.7 million in additional paid-in capital and $1.0 million in accrued expenses and other liabilities.
The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Notes to Consolidated Financial Statements
(Unaudited)
As used in this document, the terms “Company,” “we, “our” and “us” refer to NCL Corporation Ltd., which operates under two principal brand names, “Norwegian Cruise Line,” including “NCL America,” and “Orient Lines”. In accordance with cruise vacation industry practice, the term “berths” is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.
1.	Basis of Presentation

The accompanying consolidated balance sheet as of September 30, 2005, the consolidated statements of operations for the three and nine months ended September 30, 2004 and 2005, and the consolidated statements of cash flows for the nine months ended September 30, 2004 and 2005 are unaudited and, in the opinion of management of the Company, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

The Company’s operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004, which are included in the Company’s Form F-4.

Certain prior period balances have been reclassified to conform to the current year’s presentation.

2.	Summary of Significant Accounting Policies

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic-value method and discloses certain fair market value pro forma information with respect to its stock-based compensation activities.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in thousands of dollars):

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Net income, as reported	$40,321	$36,556	$29,026	$47,923

Add: total-stock-based employee compensation expense included in reported net income	38	153	115	256
Deduct: total stock-based employee compensation expense determined under fair value method for all awards	(263)	(841)	(2,232)	(2,469)

Pro forma net income	$40,096	$35,868	$26,909	$45,710

NCL Corporation Ltd.
Notes to Consolidated Financial Statements (continued)
(Unaudited)
Accounting Pronouncements

In April 2005, the Securities and Exchange Commission issued a rule that amends the implementation dates for SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”). The new rule calls for the implementation of SFAS 123R at the beginning of the first quarter of 2006, instead of the third quarter of 2005. The Company has not yet determined the impact that this statement will have on its consolidated financial position.

Foreign Currency

At September 30, 2004 and 2005, the Company had long-term debt denominated in euros with a balance of $33.5 million and $227.5 million, respectively. For the three months ended September 30, 2004 and 2005, the translation of such debt resulted in a loss of $0.6 million and a gain of $0.9 million, respectively. For the nine months ended September 30, 2004 and 2005, the translation of such debt resulted in a loss of $1.0 million and a gain of $21.8 million, respectively. These amounts were recorded as a component of other (expense) income.

3.	Property and Equipment

On June 6, 2005, the Company took delivery of Pride of America, a ship with 2,146 berths, for the NCL America fleet. During 2005, the Company made payments to the shipyard of $95.7 million.

On August 4, 2005, the Company took delivery of the Norwegian Jewel, a ship with 2,376 berths, for the Norwegian Cruise Line fleet. During 2005, the Company made payments to the shipyard of $207.5 million.

On May 3, 2005, the Company entered into a contract with Meyer Werft Shipyard to build another new ship, Hull No. S.670. This ship will be similar to the design of three ships currently in the fleet, the Norwegian Star, Norwegian Dawn, and Norwegian Jewel. The ship, which is anticipated to be delivered in 2007, will have 2,384 berths. The price of the ship is the Euro equivalent of approximately $474.5 million (based on the exchange rate on September 30, 2005). The Company has entered into a secured credit facility to borrow Euro 312.8 million ($377.2 million based on the exchange rate at September 30, 2005) for the final contract payment required upon delivery (see Note 5. Subsequent Event).

4.	Commitments and Contingencies
(a)	Capital expenditures

As of September 30, 2005, the Company had three ships under construction for additional capacity of approximately 7,242 berths with scheduled deliveries in the second quarter of 2006, the first quarter of 2007 and the fourth quarter of 2007. The aggregate cost of the ships is approximately $1.4 billion, of which we had paid $301.4 million as of September 30, 2005. All of the remaining cost of the ships under construction as of September 30, 2005 was exposed to fluctuations in the Euro/U.S. dollar exchange rate.

As of September 30, 2005, the Company anticipates that capital expenditures, including the three ships on order, will be approximately $700.0 million, $300.0 million, and $900.0 million for the years ending December 31, 2005, 2006 and 2007, respectively.

NCL Corporation Ltd.
Notes to Consolidated Financial Statements (continued)
(Unaudited)
(b)	Material litigation
(i)	On April 27, 1996, a proposed class action was brought in Florida against the Company alleging, among other things, violation of Florida’s Unfair and Deceptive Trade Practices Act by including an element of profit in port charges collected from passengers. The trial court denied plaintiffs’ motion for class certification. Subsequently, the Third District Court of Appeal reversed the trial court’s denial of class certification and remanded the case to the trial court with instructions to certify the class. On March 8, 2004, the parties reached a tentative settlement which was preliminarily approved by the court on August 12, 2004. The court recently dismissed the case pursuant to the completion of the settlement agreement.

(ii)	A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against the Company, alleging that the Company violated the Americans with Disabilities Act of 1990 (“ADA”) in the Company’s treatment of physically impaired passengers on board the Norwegian Sea. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that the Company and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act by misrepresenting certain characteristics and services available to the physically impaired onboard the Norwegian Sea. In connection with the state court lawsuit, in December 2001, the trial court denied the plaintiffs’ motion for class certification, and the state appellate court upheld that denial. The state court judge recently granted the Company’s motion to dismiss the case and the plaintiff has filed an appeal. In connection with the federal court lawsuit, on September 9, 2002, the District Court granted in part and denied in part the Company’s motion to dismiss the case. The District Court ruled that it was unnecessary for the Company to make any physical changes to our vessels. The District Court permitted an immediate appeal of its ruling to the Fifth Circuit Court of Appeals, which subsequently dismissed the suit on other grounds. The U.S. Supreme Court accepted jurisdiction at the request of all parties and the matter was heard on February 28, 2005. On June 6, 2005, the Court ruled that the ADA is applicable to foreign flagged cruise vessels that operate in U.S. waters to the same extent that it applies to U.S. flagged ships. The Court further ruled that retrofitting existing ships with permanent modifications is not required, pursuant to a provision of the ADA that requires only “readily achievable” modifications. The Court stressed that a ship must comply with international safety regulations and that the ADA should not be construed to conflict with those international standards. The Court remanded the case to the Fifth Circuit to determine which claims in the lawsuit remain under the Court’s ruling.

(iii)	A proposed class action suit was filed on December 20, 2000 in a Florida State Court alleging that the Company discriminated against disabled persons in violation of the ADA and the Florida Trade Act on several of the Company’s vessels. Discovery has commenced. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(iv)	A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1, 1998 to the present, the Company failed to pay plaintiff crew members overtime wages in accordance with their contracts of employment. The proposed class consists

NCL Corporation Ltd.
Notes to Consolidated Financial Statements (continued)
(Unaudited)
of all unlicensed seafarers who worked on the Company’s vessels during that period of time and seeks recovery of overtime wages plus statutory penalty wages equal to two times the unpaid wages for each day the wages remain unpaid. The court entered an order certifying the case as a class action. In March 2005, the parties reached a settlement which was preliminarily approved by the Court on April 21, 2005. The Company believes that the ultimate outcome of this matter, based on the settlement, will not have a material impact on the Company’s financial position, results of operations or cash flows.

(v)	A proposed class action suit was filed on June 12, 2001 in Vancouver, British Columbia by a number of nurses alleging breach of a collective bargaining agreement and employment contract for non-payment of overtime wages. The Company has filed a motion to dismiss and is awaiting a ruling on the motion. Discovery has commenced. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(vi)	On July 25, 2002, the Company was served with a complaint in which a former employee alleged that the Company failed to pay him severance pay/employment benefits following his discharge. Discovery is proceeding. The case has been set for trial beginning January 2006. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(vii)	On July 29, 2002, the Company was served with a complaint which alleged that the Company failed to provide maintenance and cure to an injured crew member. This complaint also included a proposed class action count on behalf of all those crew members that have been receiving in-kind maintenance and cure from the Company alleging the accommodations and food are inadequate. Oral argument on the motion to certify the class was recently heard in the Eleventh Judicial Court in and for Miami-Dade County, Florida. The Court recently ruled in favor of the Company and the plaintiff has appealed. During the pendency of the appeal the parties settled the case at court sponsored mediation. The settlement of this case did not have a material impact on the Company’s financial position, results of operations or cash flows.

(viii)	On May 25, 2003, an explosion in the boiler room onboard the Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury lawsuits stemming from the incident have been resolved. Additionally, the incident is currently under investigation by regulatory authorities and the United States Attorney’s Office for the Southern District of Florida. The Company is cooperating with the investigation. To date, none of the agencies involved has rendered opinions or conclusions concerning the incident.

(ix)	On June 12, 2003, the Company was served with a class action complaint filed in Pinellas County, Florida, alleging that the Company overcharged passengers for port charges, and that this was a deceptive trade practice for which the Company is liable to the asserted class of plaintiffs pursuant to Florida’s Deceptive and Unfair Trade Practices Act. The plaintiff, travel agent, filed this putative class action on behalf of all Florida residents who departed on Orient Lines vessels on or after January 1, 1999 to the present and seeks reimbursement of port charges paid to the Company. The

NCL Corporation Ltd.
Notes to Consolidated Financial Statements (continued)
(Unaudited)
Company has settled this action and the settlement did not have a material impact on the Company’s financial position, results of operations or cash flows.

(x)	On August 2, 2004, the Company was served with a complaint in the U.S. District Court for the Southern District of Florida which alleged breach of contract and unjust enrichment stemming from the cancellation of a group sales agreement. The Company has settled this action and the settlement did not have a material impact on the Company’s financial position, results of operations or cash flows.

(xi)	On April 14, 2005, a cross complaint was filed against the Company in the Superior Court of California, San Francisco County, alleging breach of contract, fraud, and unfair business practices stemming from two full vessel charters of the Pride of Aloha on August 1, 2005 and August 8, 2005. The court has dismissed this action.

(xii)	On June 13, 2005, the Company was served with a class action complaint alleging a violation of Florida’s Deceptive and Unfair Trade Practices Act and Unjust Enrichment in connection with the sale of shore excursions aboard the Company’s vessels. Discovery has commenced. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(xiii)	Subsequent to mandatory offers made by Arrasas, Star Cruises Group acquired an aggregate interest of about 84.5% of the outstanding shares in NCLH. Following the completion by Arrasas of the purchase of an additional 10.9% of the shares of NCLH from its affiliates (at Norwegian Kroner (“NOK”) 15 per share) on November 29, 2000, Arrasas owned 95.4% of the shares in NCLH. Under Norwegian law, Arrasas commenced on November 30, 2000 squeeze-out proceedings to acquire the remaining interests in NCLH held by the minority shareholders of NCLH at an offer price of NOK13 per share. As a result of this squeeze out, Arrasas became the sole owner of the entire outstanding shares of NCLH. Persons formerly holding in aggregate 1,833,398 shares rejected the offer and demanded that the offer price be determined by a valuation court. In accordance with Norwegian law, Arrasas therefore submitted a valuation petition on October 26, 2001 to the Oslo City Court to determine the offer price for the shares formerly held by the persons rejecting the offer. The valuation proceedings were heard between September 1, 2003 and September 12, 2003, and on December 5, 2003 the Oslo City Court determined that the fair value of the shares offered was NOK25 per share. The Company appealed the Oslo City Court’s ruling. The appeal court commenced hearing the appeal on April 4, 2005, and has conducted a fresh valuation proceeding. On June 28, 2005, the appeal court ruled that the redemption price for the shares is fixed at NOK 16.50 per share, plus 5.5% annual and compound interest from November 30, 2000 until payment is made. The appeal court also ordered Arrasas to pay NOK 2.47 million as costs to the minority shareholders. Interest will accrue from the due date until payment is made. Based on this decision, and since the period for appeal by the minority shareholders who are represented by counsel has expired, Arrasas has now paid the minority shareholders the price as fixed by the appeal court above plus interest accrued since November 30, 2000. In addition, and pursuant to an agreement, Arrasas has also paid the amount of NOK 1.50 per share to the affiliates of Arrasas who sold 10.9% of the shares in NCLH to Arrasas in November 2000. However, the period for appeal by the unrepresented minority shareholders may still be pending as they are determined on an individual basis. Star

NCL Corporation Ltd.
Notes to Consolidated Financial Statements (continued)
(Unaudited)
Cruises Limited has agreed to pay certain amounts the Company ultimately is obligated to pay to the shareholders as a result of this dispute. As a result of the ruling of the appeal court, the Company has recorded additional goodwill to reflect the final determination by the appeal court of the fair value of the price of the shares at the time of acquisition in the amount of $7.7 million at September 30, 2005 related to amounts paid to the minority shareholders of NCLH and the amounts paid to the shareholders who are affiliates of Arrasas who sold their shares to the Company in November 2000, as discussed above. Under the applicable accounting literature for purchase business combinations, the total purchase price of NCLH should reflect the fair value of the assets distributed to acquire the shares held by the other shareholders. Because the squeeze-out merger did not result in a negotiation of the fair value of the shares held by the minority shareholders, the amounts paid in 2000 represented an initial estimate of the total purchase consideration to acquire these shares of NCLH. The final determination by the appeal court reflects the ultimate fair value of the shares acquired at the time of purchase, and therefore the Company treated the additional amounts payable to the minority shareholders of NCLH as a result of the final court ruling as additional purchase consideration. In addition, the amounts paid to the shareholders who are affiliates of Arrasas, pursuant to the contractual agreement, are treated as additional contingent consideration in accordance with accounting principles generally accepted in the United States of America.

In addition, pursuant to the terms of the appeal court’s ruling, the Company recorded marketing, general and administrative expense related to the reimbursement of legal fees in the amount of $0.5 million and interest expense in the amount of $1.3 million in the statement of operations for the nine months ended September 30, 2005. The Company also recorded additional paid-in capital of $7.1 million for the nine months ended September 30, 2005 pursuant to the agreement with Star Cruises Limited to reimburse the Company for certain amounts that were ultimately paid to shareholders and the legal fees as a result of this matter.

(xiv)	On April 6, 2001, a complaint was filed in the United States District Court for the Southern District of New York against Star Cruises Limited, Arrasas Limited (collectively, “Star”) and the Bank of New York (“BNY”). The plaintiff claimed that Star violated the U.S. securities laws by making false and misleading disclosures in connection with Star’s mandatory offer for the shares of NCLH, and that Star was unjustly enriched in connection with Star’s acquisition of American Depositary Receipts (“ADRs”) of NCLH previously beneficially owned by the plaintiff. Except for its claim for unjust enrichment, the plaintiff’s claims against Star were dismissed. The plaintiff also claims that BNY breached the deposit agreement governing NCLH’s ADR program when BNY accepted Star’s subsequent offer. On May 14, 2001, BNY filed cross-claims against Star as well as third party claims against us, alleging that these entities are liable to BNY for any amount for which BNY may be held liable under the original claims. Following the dismissal, BNY repleaded certain claims. With the exception of BNY’s claim for contractual indemnification for its attorneys’ fees and costs against NCLH, on January 20, 2005, the court granted summary judgment in favor of NCLH against BNY. The court also restored NCLH’s claim for contractual indemnification for its attorneys’ fees and costs against BNY. On September 5, 2001, a purported class action was filed against Star and BNY by other holders of NCLH’s ADRs asserting similar claims as those in the original

NCL Corporation Ltd.
Notes to Consolidated Financial Statements (continued)
(Unaudited)
action. On March 9, 2004, the court dismissed the purported class action against Star. BNY filed the same cross-claims against Star. On January 20, 2005, the court granted summary judgment in favor of Star against BNY. On August 8, 2005, the court granted BNY’s motion for summary judgment on the claim for indemnification of its attorneys’ fees. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(xv)	In the normal course of the Company’s business, various other claims and lawsuits have been filed or are pending against the Company. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of the Company’s liability is typically limited to the Company’s deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. The Company has evaluated its overall exposure with respect to all of its threatened and pending litigation. To the extent required, the Company has accrued amounts for all estimable probable losses associated with its deemed exposure. The Company is currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, the Company intends to vigorously defend its legal position on all claims and, to the extent necessary, seek recovery. At September 30, 2005, the Company had an aggregate accrued amount of approximately $10.4 million for all pending legal matters.
(c)	Credit card processor

In September 2005, the Company entered into a letter of credit facility to replace its existing facility. The aggregate amount of this new facility, not to exceed $100 million, collateralizes the risk in processing the Company’s credit card sales transactions. The letter of credit facility expires in April 2008.

(d)	Other

Certain contracts the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and the Company is not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. The Company has not been required to make any payments under such clauses in the past, and does not believe that, under current circumstances, a request for indemnification is probable.
5.	Subsequent Event

In October 2005, the Company entered into a secured revolving loan facility agreement for up to €624.0 million. The facility can only be drawn for the payment due under Hull No. S.669 and Hull No. S.670 shipbuilding contracts. After the initial drawdown, the facility converts to a revolving credit facility and can be used for general corporate and working capital purposes. The size of the facility decreases over the life of the loan. The final maturity on the facility can be no later than 144 months following delivery of the relevant vessel. The facility bears interest at a rate that varies

NCL Corporation Ltd.
Notes to Consolidated Financial Statements (continued)
(Unaudited)
according to LIBOR or EURIBOR, depending on the denomination of the underlying balance. As of October 31, 2005, the Company has not drawn on this facility.

NCL Corporation Ltd.
Management’s Discussion and Analysis Of Financial Condition and Results of Operations
Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this quarterly report on Form 6-K, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:
•	changes in general economic, business, and geo-political conditions;

•	introduction of competing itineraries and other products by other companies;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	changes involving the tax, environmental and other regulatory regimes in which the Company operates;

•	the impact of pending or threatened litigation;

•	delivery schedules of new ships;

•	emergency ship repairs;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships;

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorists attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling;

•	impact of spread of contagious diseases;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	changes in interest rates, oil prices or foreign currency rates;

•	the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; and

•	weather.
The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Terminology and Non-GAAP Financial Measures
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.
Gross Cruise Costs represent the sum of total operating expenses and marketing, general and administrative expenses.
Gross Yields represent total revenues per Capacity Day.
Net Yields represents total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance and is commonly used in the cruise industry to measure pricing performance.
Net Cruise Costs represent Gross Cruise Costs excluding commission, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance and is commonly used in the cruise industry as a measurement of costs.
Passenger Cruise Days represent the number of passengers carried for the period, multiplied by the number of days in their respective cruises.
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100 indicates that three or more passengers occupied some cabins.

Overview
Our revenues consist of the following:
Revenues from our cruise and cruise-related activities are categorized by us as “passenger ticket revenues” and “onboard and other revenues”. Passenger ticket revenues are derived from the sale of passenger tickets. Passenger ticket sales primarily consist of payments for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and include payments for air and land transportation to and from the ship, to the extent passengers purchase those items from us. Revenues from passenger ticket sales are generally collected from passengers prior to their departure on the cruise.
Onboard and other revenues consist of revenues from beverage sales, spa services, internet cafes, art auctions, shore excursions, pre-cruise and post-cruise packages, passenger baggage and cancellation insurance, gaming, meals in certain specialty restaurants and revenues from onboard retail sales. Onboard revenues vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. We record onboard revenues from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a percentage of their revenues.
Our revenues are seasonal based on demand for cruises. Historically, demand for cruises has been strongest during the summer months.
Our operating expenses are classified as follows:
Commissions, transportation and other expenses consist of those amounts directly associated with passenger ticket revenues. These amounts include travel agent commissions, air and other transportation expenses, and certain port expenses.
Onboard and other expenses consist of direct costs that are incurred in connection with onboard and other revenues. These costs are incurred in connection with bar sales, land packages, cancellation fees, sales of vacation package insurance and credit card fees.
Payroll and related expenses represent the cost of wages and benefits for crew, hotel and other administrative shipboard employees.
Food expenses consist of food costs for passengers and crew, which typically vary according to the number of passengers on board a particular cruise ship.
Ship charter costs consist of amounts paid for chartering ships for the fleet.
Other operating expenses consist of costs such as fuel, repairs and maintenance, ship insurance and other costs.
We do not allocate payroll and related costs, food costs, or other ship operating costs to passenger ticket costs or to onboard and other cruise costs, since they are incurred to support the total cruise experience.

Summary
The following table presents operating data as a percentage of revenues:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Revenues:
Passenger ticket revenues	74.7%	74.3%	74.2%	73.2%
Onboard and other revenues	25.3%	25.7%	25.8%	26.8%

Total revenues	100.0%	100.0%	100.0%	100.0%

Operating expenses
Commissions, transportation and other	18.1%	19.4%	18.2%	18.2%
Onboard and other	10.2%	9.1%	9.2%	8.8%
Payroll and related	16.1%	17.4%	17.7%	19.2%
Food	5.4%	5.2%	5.9%	5.8%
Ship charter costs	1.9%	1.4%	1.4%	1.8%
Other operating	17.3%	17.8%	19.3%	18.8%

Total operating expenses	69.0%	70.3%	71.7%	72.6%

Marketing, general and administrative expenses	11.9%	11.9%	15.4%	14.3%
Depreciation and amortization	5.0%	5.6%	6.6%	6.1%

Total expenses	85.9%	87.8%	93.7%	93.0%

Operating income	14.1%	12.2%	6.3%	7.0%

Non-operating income (expense)
Interest income	0.1%	0.3%	0.1%	0.3%
Interest expense, net of capitalized interest	-4.0%	-5.0%	-3.4%	-4.9%
Other (expenses) income	-0.4%	-0.1%	-0.1%	1.6%

Total non-operating expense	-4.3%	-4.8%	-3.4%	-3.0%

Net income	9.8%	7.4%	2.9%	4.0%

The following table sets forth selected statistical information for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Passenger Carried	238,666	279,779	647,802	730,781
Passenger Cruise Days	1,856,885	2,095,415	4,984,365	5,586,346
Capacity Days	1,705,632	1,927,226	4,682,160	5,233,496
Occupancy Percentage	108.9%	108.7%	106.5%	106.7%
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Passenger ticket revenues	$307,014	$368,204	$743,912	$880,107
Onboard and other revenues	103,892	127,114	258,759	322,385

Total revenues	410,906	495,318	1,002,671	1,202,492

Less:
Commissions, transportation and other	74,609	96,081	182,225	219,182
Onboard and other	41,834	45,024	92,207	106,155

Net revenues	$294,463	$354,213	$728,239	$877,155

Capacity Days	1,705,632	1,927,226	4,682,160	5,233,496
Gross Yields	$240.91	$257.01	$214.15	$229.77
Net Yields	$172.64	$183.79	$155.53	$167.60
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and Gross and Net Cruise Costs per Capacity Day):

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Total operating expenses	$283,659	$347,998	$719,175	$873,148
Marketing, general and administrative expenses	48,922	58,761	153,758	171,433

Gross Cruise Costs	332,581	406,759	872,933	1,044,581

Less:
Commissions, transportation and other	74,609	96,081	182,225	219,182
Onboard and other	41,834	45,024	92,207	106,155

Net Cruise Costs	$216,138	$265,654	$598,501	$719,244

Capacity Days	1,705,632	1,927,226	4,682,160	5,233,496
Gross Cruise Costs per Capacity Day	$194.99	$211.06	$186.44	$199.60
Net Cruise Costs per Capacity Day	$126.72	$137.84	$127.83	$137.43

Outlook
Looking forward to the 2006 booking environment, demand is stronger than at the same time last year and early indications point to a positive yield environment.
Three months ended September 30, 2004 compared to three months ended September 30, 2005
Revenues
Total revenues increased by $84.4 million, or 20.5%, from $410.9 million for the three months ended September 30, 2004 to $495.3 million for the three months ended September 30, 2005. The increase in revenues was due to a 19.9% increase in passenger ticket revenues and a 22.3% increase in onboard and other revenues.
Passenger ticket revenues increased by $61.2 million from $307.0 million for the three months ended September 30, 2004 to $368.2 million for the three months ended September 30, 2005. This increase was due primarily to a 13.0% increase in Capacity Days and an increase in cruise ticket prices reflecting a generally improved pricing environment. The increase in Capacity Days was primarily attributable to the additions of the Pride of America and the Norwegian Jewel, which entered service in June 2005 and August 2005, respectively. This was partially offset by the return of the Norwegian Sea to Star Cruises Limited in August 2005 upon expiration of the charter agreement.
Onboard and other revenues increased by $23.2 million from $103.9 million for the three months ended September 30, 2004 to $127.1 million for the three months ended September 30, 2005. The increase in onboard and other revenues was primarily due to the increase in Capacity Days described above, the Company’s acquisition in November 2004 of Polynesian Adventure Tours, a tour bus operator in Hawaii, and generally higher amounts spent per passenger.
Gross Yields and Net Yields for the three months ended September 30, 2005 increased by 6.7% and 6.5%, respectively, compared to the three months ended September 30, 2004. These increases were primarily due to increased cruise ticket prices and increased onboard spending as discussed above.
Expenses
Total operating expenses increased by $64.3 million, or 22.7%, from $283.7 million for the three months ended September 30, 2004 to $348.0 million for the three months ended September 30, 2005. The primary reasons for the increase are discussed below.
Commissions, transportation and other expenses increased by $21.5 million, or 28.8%, from $74.6 million for the three months ended September 30, 2004 to $96.1 million for the three months ended September 30, 2005. The increase was primarily due to increased air transportation expenses for our inter-island cruises in Hawaii, increased commission expenses attributable to higher ticket prices and costs associated with increased Capacity Days.
Onboard and other expenses increased by $3.2 million, or 7.7%, from $41.8 million for the three months ended September 30, 2004 to $45.0 million for the three months ended September 30, 2005. The increase in cost of sales of onboard and other revenues in the three months ended September 30, 2005 was primarily related to increased Capacity Days and higher cost of sales related to increased onboard revenues including cost of sales related to revenue generated by Polynesian Adventure Tours.

Payroll and related expenses increased by $20.1 million, or 30.5%, from $66.0 million for the three months ended September 30, 2004 to $86.1 million for the three months ended September 30, 2005. This increase was primarily due to increased Capacity Days and higher crew costs related to the U.S. crew used on our inter-island cruises in Hawaii itineraries which began operations in June 2004 and expanded to two ships with the introduction of Pride of America in the second quarter of 2005.
Food expenses increased by $3.5 million, or 15.7%, from $22.3 million for the three months ended September 30, 2004 to $25.8 million for the three months ended September 30, 2005. The increase in food expenses was primarily due to increased Capacity Days.
Ship charter costs decreased by $0.9 million, or 11.4%, from $7.9 million for the three months ended September 30, 2004 to $7.0 million for the three months ended September 30, 2005. This decrease is due to the return of the Norwegian Sea to Star Cruises Limited in August 2005.
Other operating expenses increased by $16.9 million, or 23.8%, from $71.0 million for the three months ended September 30, 2004 to $87.9 million for the three months ended September 30, 2005. This increase was primarily due to increases in Capacity Days and fuel prices. The average fuel price for the third quarter of 2005 increased 44% to $297 per metric ton from $206 per metric ton from the same period in 2004.
Marketing, general and administrative expenses increased by $9.9 million, or 20.2%, from $48.9 million for the three months ended September 30, 2004 to $58.8 million for the three months ended September 30, 2005. This increase was primarily due to increased shoreside expenses for our Honolulu office, marketing costs related to NCL America, the introduction of the Norwegian Jewel in August 2005, and the addition of Polynesian Adventure Tours in November 2004.
Net Cruise Costs per Capacity Day increased by 8.8% for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. The aforementioned increases in payroll and crew costs and fuel prices represented 4.7 and 3.8 percentage points, respectively, of this increase.
Depreciation and amortization increased by $7.6 million, or 37.3%, from $20.4 million for the three months ended September 30, 2004 to $28.0 million for the three months ended September 30, 2005. The increase in depreciation expense was primarily due to the addition of the Pride of America and the Norwegian Jewel, which entered service in June 2005 and August 2005, respectively.
Interest income increased by $1.2 million from $0.4 million for the three months ended September 30, 2004 to $1.6 million for the three months ended September 30, 2005. The increase was due to higher interest rates and higher average cash balances during the three months ended September 30, 2005 compared to the three months ended September 30, 2004.
Interest expense, net of capitalized interest, increased by $8.7 million, or 52.7%, from $16.5 million for the three months ended September 30, 2004 to $25.2 million for the three months ended September 30, 2005, primarily as a result of higher interest rates and an increase in average outstanding borrowings.
Other expenses decreased by $1.0 million from $1.4 million for the three months ended September 30, 2004 to $0.4 million for the three months ended September 30, 2005. The decrease was due primarily to a $0.9 million foreign exchange translation gain on our euro denominated debt during the three months ended September 30, 2005 versus a loss of $0.6 million for the three months ended September 30, 2004.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2005
Revenues
Total revenues increased by $199.8 million, or 19.9%, from $1,002.7 million for the nine months ended September 30, 2004 to $1,202.5 million for the nine months ended September 30, 2005. The increase in revenues was due to an 18.3% increase in passenger ticket revenues and a 24.6% increase in onboard and other revenues.
Passenger ticket revenues increased by $136.2 million from $743.9 million for the nine months ended September 30, 2004 to $880.1 million for the nine months ended September 30, 2005. This increase was primarily due to an 11.8% increase in Capacity Days and an increase in cruise ticket prices reflecting a generally improved pricing environment. The increase in Capacity Days was primarily attributable to the additions of the Norwegian Spirit, the Pride of America and the Norwegian Jewel, which entered service in May 2004, June 2005 and August 2005, respectively, partially offset by the return of the Norwegian Sea to Star Cruises Limited upon expiration of the charter agreement in August 2005.
Onboard and other revenues increased by $63.6 million from $258.8 million for the nine months ended September 30, 2004 to $322.4 million for the nine months ended September 30, 2005. The increase in onboard and other revenues was due to the increased Capacity Days mentioned above, the Company’s acquisition in November 2004 of Polynesian Adventure Tours, an increase in onboard spending resulting from changes in our deployment mix, particularly for the Pride of Aloha, and generally higher amounts spent per passenger.
Gross Yields and Net Yields for the nine months ended September 30, 2005 increased by 7.3% and 7.8%, respectively, compared to the nine months ended September 30, 2004. These increases were primarily due to increased cruise ticket prices and increased onboard spending as discussed above.
Expenses
Total operating expenses increased by $153.9 million, or 21.4%, from $719.2 million for the nine months ended September 30, 2004 to $873.1 million for the nine months ended September 30, 2005. The primary reasons for the increase are discussed below.
Commissions, transportation and other expenses increased by $37.0 million, or 20.3%, from $182.2 million for the nine months ended September 30, 2004 to $219.2 million for the nine months ended September 30, 2005. The increase was primarily due to increased air transportation expenses for our inter-island cruises in Hawaii, increased commission expenses attributable to higher cruise prices, and costs associated with increased Capacity Days.
Onboard and other expenses increased by $14.0 million, or 15.2%, from $92.2 million for the nine months ended September 30, 2004 to $106.2 million for the nine months ended September 30, 2005. The increase in cost of sales of onboard and other revenues in the nine months ended September 30, 2005 was primarily related to increased Capacity Days and higher costs of sales related to increased onboard revenues including cost of sales related to revenue generated by Polynesian Adventure Tours.
Payroll and related expenses increased by $53.5 million, or 30.2%, from $177.2 million for the nine months ended September 30, 2004 to $230.7 million for the nine months ended September 30, 2005. This increase was primarily due to increased Capacity Days and higher crew costs related to the U.S. crew used on our inter-island cruises in Hawaii, which began operations in June 2004, and expanded to two ships in the second quarter of 2005.
Food expenses increased by $9.7 million, or 16.4%, from $59.3 million for the nine months ended September 30, 2004 to $69.0 million for the nine months ended September 30, 2005. The increase in food expenses was primarily due to increased Capacity Days.
Ship charter costs increased by $7.5 million, or 51.7%, from $14.5 million for the nine months ended September 30, 2004 to $22.0 million for the nine months ended September 30, 2005. This is primarily a result of the six ships transferred to Star Cruises Limited and chartered back to the Company in late April 2004.
Other operating expenses increased by $32.3 million, or 16.7%, from $193.8 million for the nine months ended September 30, 2004 to $226.1 million for the nine months ended September 30, 2005. The increase was primarily due to increases in Capacity Days and fuel prices. The average fuel price for the first nine months of 2005 increased 36% to $266 per metric ton from $196 per metric ton in the same period in 2004.
Marketing, general and administrative expenses increased by $17.6 million, or 11.4%, from $153.8 million for the nine months ended September 30, 2004 to $171.4 million for the nine months ended September 30, 2005. The increase was primarily the result of increased shoreside expenses for our Honolulu office, marketing costs related to NCL America, the introduction of Pride of America and the Norwegian Jewel in June 2005 and August 2005, respectively, and the addition of Polynesian Adventure Tours in November 2004.
Net Cruise Costs per Capacity Day increased by 7.5% for the nine months ended September 30, 2005 compared to the same period in 2004. The aforementioned increases in payroll and crew costs and fuel prices represented 4.9 and 3.0 percentage points, respectively, of this increase.
Depreciation and amortization increased by $7.3 million, or 11.0%, from $66.4 million for the nine months ended September 30, 2004 to $73.7 million for the nine months ended September 30, 2005. The increase in depreciation and amortization expense was primarily due to an increase in costs associated with ship drydocks and due to the additions of the Norwegian Spirit, the Pride of America and the Norwegian Jewel, which entered service in May 2004, June 2005 and August 2005, respectively, partially offset by the elimination of the depreciation expense for the six ships transferred to Star Cruises Limited in April 2004.
Interest income increased by $2.8 million from $1.0 million for the nine months ended September 30, 2004 to $3.8 million for the nine months ended September 30, 2005. The increase was due to higher interest rates and higher average cash balances during the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004.
Interest expense, net of capitalized interest, increased by $24.9 million, or 72.6% from $34.3 million for the nine months ended September 30, 2004 to $59.2 million for the nine months ended September 30, 2005, primarily as a result of higher interest rates and an increase in average outstanding borrowings, including the $250 million Senior Notes issued in July 2004.
Other income increased by $20.2 million from a loss of $1.0 million for the nine months ended September 30, 2004 to a gain of $19.2 million for the nine months ended September 30, 2005. The increase was due primarily to a $21.8 million foreign exchange translation gain on our euro denominated debt during the nine months ended September 30, 2005. The nine months ended September 30, 2004 included a loss of $1.0 million on a foreign currency contract.
Liquidity and Capital Resources
Net cash provided by operating activities was $145.3 million for the nine months ended September 30, 2005 compared to $96.4 million for the nine months ended September 30, 2004. The increase was primarily due to an increase in advance ticket sales as well as timing differences in cash payments relating to operating assets and liabilities.
Capital expenditures were $518.0 million for the nine months ended September 30, 2005 compared to $601.2 million for the nine months ended September 30, 2004. Capital expenditures in the first nine months of 2005 were primarily related to ships under construction and the deliveries of the Pride of America and Norwegian Jewel. Capital expenditures for the first nine months of 2004 were primarily related to the ships under construction and the delivery of the Norwegian Spirit.
Cash from financing activities was $470.3 million for the nine months ended September 30, 2005 principally due to draw downs on committed loan facilities to fund progress payments on ships under construction and to fund the deliveries of Pride of America and the Norwegian Jewel. Cash from financing activities was $407.8 million for the nine months ended September 30, 2004. In July 2004, we issued $250.0 million of senior unsecured notes due 2014. In addition, we entered into a $300.0 million term facility and drew $180.0 million on our new $500.0 million revolving credit facility (collectively the “Senior Secured Credit Facility”). These funds were used to purchase the Norwegian Spirit, to repay $408.2 million outstanding on the Norwegian Sky and Norwegian Star term loans, and for general corporate purposes.
Capitalized interest increased to $26.4 million for the nine months ended September 30, 2005 from $11.1 million for the nine months ended September 30, 2004 due to a higher level of investment in ships under construction.
Future Capital Commitments
We have three ships under construction for additional capacity of approximately 7,242 berths with scheduled deliveries in the second quarter of 2006, the first quarter of 2007 and the fourth quarter of 2007. The aggregate cost of the ships is approximately $1.4 billion, of which we had paid $301.4 million as of September 30, 2005. All of the remaining cost of the ships under construction as of September 30, 2005 was exposed to fluctuations in the Euro/U.S. dollar exchange rate.
We anticipate that capital expenditures will be approximately $700.0 million, $300.0 million, and $900.0 million for the years ending December 31, 2005, 2006 and 2007, respectively.
Other
As of September 30, 2005, we had $2.1 billion of long-term debt, of which $132.7 million is due during the next twelve months.
Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. These indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.
As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional indebtedness, through cash flows from operations, or through the issuance of equity securities.
Funding Sources
As of September 30, 2005, our liquidity was $416.5 million consisting of approximately $251.5 million in cash and cash equivalents and $165.0 million available under our Senior Secured Credit Facility. In addition, the Company has specific funding for the three ships under construction of approximately $1.0 billion. We anticipate future operating cash expenditures and scheduled debt payments will be funded through a combination of cash on hand and draw downs under our available Senior Secured Credit Facility, expected future operating cash inflows, the incurrence of additional indebtedness and the issuance of equity or debt securities. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.
Our financing agreements contain financial and other covenants that require us, among other things, to maintain minimum liquidity, and certain earnings to debt ratios. We were in compliance with all covenants as of September 30, 2005.
We believe our cash on hand, expected future operating cash inflows, additional borrowings under existing credit facilities and our ability to obtain new borrowings will be sufficient to fund operations, debt payment requirements and capital expenditures over the next twelve-month period.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2005		NCL Corporation Ltd.
(Registrant)

	By:	/s/ Bonnie S. Biumi

Name: Bonnie S. Biumi
Title: Chief Financial Officer